
Mail Stop 3561

February 2, 2017

Elizabeth W. Reese
Chief Financial Officer
Southern Company Gas
Ten Peachtree Place NE
Atlanta, Georgia 30309

      **Re:    Southern Company Gas
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 11, 2016
              File No. 1-14174**

Dear Ms. Reese:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Jennifer Thompson

                              Jennifer Thompson
                              Accounting Branch Chief
                              Office of Consumer Products